                                                                                                       EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC.
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)


                                                                                                        Twelve
                                                                                                        Months
                                                                    Year Ended December 31,             Ended
                                                        1997      1998      1999      2000     2001     6/30/02
Fixed Charges:
  Interest on Long-term Debt                           $  698    $  682    $  773    $  768    $  733   $  744
  Interest on Short-term Debt                             107       134       149       259       148      100
  Miscellaneous Interest Charges                           50        77        77       161       132      111
  Estimated Interest Element in Lease Rentals             221       222       212       223       223      223
  Preferred Stock Dividends                                45        29        28        32        15       14
     Total Fixed Charges                               $1,121    $1,144    $1,239    $1,443    $1,251   $1,192

Earnings:
  Income Before Income Taxes                           $1,414    $1,477    $1,468    $  899    $1,572   $1,090
  Plus Fixed Charges (as above)                         1,121     1,144     1,239     1,443     1,251    1,192
  Less Undistributed Earnings in Equity Investments        36        42        46        46        28      152
     Total Earnings                                    $2,499    $2,579    $2,661    $2,296    $2,795   $2,434

Ratio of Earnings to Fixed Charges                       2.22      2.25      2.14      1.59      2.23     2.04